# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Loar Holdings Inc., CIK 0002000178
CUSIP: 53947R105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 New King Street, White Plains, New York (NY), 10604
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-258846
Filed by CIK 0002020102

## Reporting persons
- GPV Loar LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,357,002; sole dispositive power 0; shared dispositive power 9,357,002; aggregate amount beneficially owned 9,357,002 (10% of the class)
  Comment: Limited Liability Company
- Paul S. Levy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,357,002; shared voting power 9,357,002; sole dispositive power 9,357,002; shared dispositive power 9,357,002; aggregate amount beneficially owned 9,357,002 (10% of the class)

## Item 1. Issuer
Name of issuer: Loar Holdings Inc.
Address of issuer's principal executive offices: 20 New King Street, White Plains, New York 10604

## Item 2. Person Filing
Name of person filing:
GPV Loar LLC
Paul S. Levy
Address of principal business office or, if none, residence: 440 Royal Palm Way, Palm Beach, FL 33480
Citizenship:
GPV Loar LLC - Delaware
Paul S. Levy - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9,357,002 shares. Shares reported herein for GPV Loar LLC represent shares beneficially owned by Mr. Levy. Shares reported herein for Mr. Levy represent the above referenced shares reported for GPV Loar LLC, the sole Manager of which is Mr. Levy.
Percent of class: 10.0%. The percentages herein are calculated based upon the statement in the Issuer's Prospectus as filed with the SEC on December 12, 2024, that there were 93,556,071 outstanding shares of common stock of the Issuer immediately following the Issuer's offering as of December 12, 2024.
Sole power to vote or to direct the vote:
GPV Loar LLC - 0 shares
Paul S. Levy - 9,357,002 shares
Shared power to vote or to direct the vote:
GPV Loar LLC - 9,357,002 shares
Paul S. Levy - 9,357,002 shares
Sole power to dispose or to direct the disposition:
GPV Loar LLC - 0 shares
Paul S. Levy - 9,357,002 shares
Shared power to dispose or to direct the disposition:
GPV Loar LLC - 9,357,002 shares
Paul S. Levy - 9,357,002 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- GPV Loar LLC: /s/ Paul S. Levy, Paul S. Levy (02/14/2025)
- Paul S. Levy: /s/ Paul S. Levy, Paul S. Levy (02/14/2025)
Comment: Exhibit 99.1: Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on November 14, 2024).